June 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, NE

Washington, D.C. 20549

Attention:Aliya Ishmukhamedova

Re:	GAN Limited
Registration Statement on Form S-1 Filed May 8, 2023
File No. 333-271734
Acceleration Request
	Requested Date:	June 2, 2023
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GAN Limited (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-271734) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes Jeffrey H. Kuras of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Jeffrey H. Kuras of Honigman LLP by telephone at (313) 465-7446.

Sincerely,

GAN Limited

By:	/s/ Dermot Smurfit

Dermot Smurfit
Chief Executive Officer

cc:	Jeffrey H. Kuras, Honigman LLP